EXHIBIT 4.7










                                                                  [  ] May 2005

Dear

Proposed enhancement to annual bonus to be delivered in shares

As mentioned in Ian Russell's letter of 14th May 2005, your maximum bonus under the Annual Incentive Plan ("AIP") will (subject to your agreement to the terms set out below) now be one third above your previous maximum level. This additional uplift will, however, only be delivered in the form of American Depositary Shares in the capital of Scottish Power PLC (Shares) which will be known as "Deferred Incentive Shares".

Terms of Deferred Incentive Shares

The Company will arrange for a gross amount equal to $[ ] to be used to acquire Shares through the Company's broker Smith Barney, after the applicable tax
withholding has been deducted, at the market price obtainable on [      ]. (The
actual market price may be an average share price of purchases made across a number of days).

The Shares so acquired will be registered in your name in an arrangement administered by Smith Barney and will be awarded to you on the following terms:

1. The Company requests that you refrain from selling your Deferred Incentive
Shares for three years from [        ], to [       ].

2. If you choose to sell your Deferred Incentive Shares (or if your total shareholdings fall below any number of Shares required to be held pursuant to the Scottish Power Shareholding Policy, if applicable to you) the Remuneration Committee (or the Group Human Resources Director as appropriate) are unlikely to award you any similar Share-based bonus enhancements in future years.

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3. The Remuneration Committee (or the Group Human Resources Director, as
appropriate) will consider requests to sell your Deferred Incentive Shares in the event of financial hardship or special circumstances.

If you DO NOT wish to receive Deferred Incentive Shares, please contact
[       ] as soon as possible on [        ]. If we do not hear from you by the
end of business on [         ], Deferred Incentive Shares will be acquired for
you and we will assume you have accepted the terms of the Deferred Incentive Shares as detailed above.

Yours sincerely